April 15, 2015

VIA EDGAR

David L. Orlic,

Special Counsel, Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Tempur Sealy International, Inc.
Definitive Additional Materials on Schedule 14A
Filed April 6, 2015
File No. 001-31922

Dear Mr. Orlic:

On behalf of Tempur Sealy International, Inc. (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated April 13, 2015, in connection with the above-captioned Definitive Additional Materials on Schedule 14A (the “Definitive Additional Materials”).

Your numbered comment with respect to the Definitive Additional Materials, as set forth in your letter dated April 13, 2015, has been reproduced below in italicized text. The Company’s response thereto is set forth immediately following the reproduced comment.

United States Securities and Exchange Commission

April 15, 2015

Definitive Additional Materials

1.	We have reviewed the response to prior comment 1 and believe that additional support is required with respect to the claim that H Partners’ efforts are self-serving. Please refrain from making this statement in future filings, or disclose the personal benefit that you believe that H Partners is seeking by soliciting proxies, other than raising the profile of H Partners and its principal. We do not believe that a shareholder can be presumed to be motivated by a personal benefit not shared by other shareholders simply by seeking to place a specific nominee on the board of directors or, by extension, committees thereof.

Company Response: We respectfully submit that the Company is justified in making allegations that the solicitation by H Partners Management, LLC and certain related parties (collectively, “H Partners”) with respect to the Company’s 2015 annual shareholder meeting is “self-serving.” The Company believes that H Partners is seeking a measure of control over the Company that is disproportionate to its interest as an approximately ten percent shareholder in the Company and, therefore, a benefit not shared by other shareholders. As we noted for the Staff in our April 10, 2015 letter, H Partners, by its own admission, has installed itself as the party in charge of selecting a successor Chief Executive Officer for the Company – noting, for example, in H Partners’ February 17, 2015 letter to certain of the Company’s directors that “[f]ollowing our determination of the best candidate to be installed as the next CEO of Tempur Sealy, we look forward to announcing the identity of such individual .…” (emphasis added). We respectfully submit that this is highly unusual from a governance perspective and seeks to usurp authority ascribed to the Company’s Board of Directors. Furthermore, we note for the Staff that H Partners is not simply seeking to place a specific nominee on the Company’s Board of Directors, rather H Partners is seeking to place at least two of its own representatives on the Board of Directors – one of whom H Partners has stated should lead a Chief Executive Officer search committee of the Company’s Board of Directors. As the Company noted in its investor presentation filed with the Commission on March 16, 2015, H Partners has refused to discuss with the Company any Board candidates other than H Partners representatives. Accordingly, H Partners appears to be pursuing a path to install (1) a Chief Executive Officer candidate that was not selected by the Company’s Board of Directors and (2) its own representatives as directors not elected by shareholders or the Company’s Board of Directors, representing a self-aggrandizement of H Partners’ position as a minority shareholder.

United States Securities and Exchange Commission

April 15, 2015

We additionally note for the Staff, as disclosed in the Company’s April 14, 2015 presentation filed with the Commission that, just weeks before H Partners initiated its public campaign against the Company’s Chief Executive Officer and certain of the Company’s directors, it sent a complimentary, congratulatory note to the Company’s Chief Executive Officer regarding the Chief Executive Officer’s “outstanding contributions” and the Company’s “incredible progress.” The Company believes that this unexplained, abrupt about-face strongly supports a conclusion that H Partners’ campaign is a self-promotional attempt to raise its profile and that of its principals.

While the Company respectfully disagrees with the Staff’s position, the Company acknowledges the Staff’s comment and will take it into account in making future filings with the Commission in connection with H Partners’ solicitation for the Company’s 2015 annual shareholder meeting.

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact me by phone at (617) 573-4815.

Very truly yours,

/s/ Margaret A. Brown Margaret A. Brown

cc:	Richard J. Grossman, Esq.

Lou H. Jones, Esq.